VIA EDGAR AND OVERNIGHT COURIER

Frank F. Rahmani

T: +1 650 843 5753

frahmani@cooley.com

September 23, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Suzanne Hayes, Assistant Director
Dorrie Yale, Staff Attorney
Joseph McCann, Staff Attorney
Lisa Vanjoske, Assistant Chief Accountant
Christine Torney, Accountant

RE:	Myovant Sciences Ltd. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 26, 2016
CIK No. 0001679082

Ladies and Gentlemen:

On behalf of Myovant Sciences Ltd. (the “Company”), we are providing this letter in response to a letter, dated September 14, 2016, received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on August 26, 2016 (the “Registration Statement”). The Company is concurrently submitting an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to certain of the comments contained in such letter. We are also sending the Staff a copy of this letter, along with a copy of the Amended Registration Statement, which is marked to show the changes made to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.

Company Overview, page 1

1.	We note your response to prior comment 2 and your revision to the table on page 2. However, since your disclosures indicate that you have not commenced a Phase 1 trial for RVT-602 for the indication specified, please revise the third column of the table so that it does not reflect that you have commenced Phase 1 for the indication.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 23, 2016

Page Two

The Company has revised the disclosure on pages 2 and 72 of the Amended Registration Statement.

Our Solution for Women’s Health Indications, page 79

2.	We refer to your new disclosures in the bottom paragraph of page 79. Please revise to disclose who conducted the randomized clinical trials and when they were conducted.

The Company has revised the disclosure on page 79 of the Amended Registration Statement.

3.	We refer to your new disclosures at the top of page 81. Please revise the first paragraph on page 81 to explain briefly the results depicted in the graphs below it. In this regard, it is not clear to us whether the testing results indicate that hormone levels returned to the same baseline level given the apparent differences in the median serum estradiol pg/mL recorded at initiation of relugolix administration (graph 1) as compared to the recording four weeks following discontinuation of administration (graph 2). Also, revise to disclose whether you, Takeda or another third-party conducted the testing reflected in these graphs. Please also disclose whether these results are statistically significant.

The Company has revised the disclosure on page 81 of the Amended Registration Statement.

Facilities, page 113

4.	We note the disclosures added concerning your Swiss subsidiary. Please revise to clarify whether you presently have facilities in Basel and whether you are or will be conducting R&D activities in this space. Please also revise to discuss the general character of your facility in Bermuda as well as any other disclosures required by Regulation S-K, Item 102.

The Company has revised the disclosure on page 114 of the Amended Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 23, 2016

Page Three

Please contact me at (650) 843-5753 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Frank F. Rahmani

Frank F. Rahmani

cc:	Lynn Seely, M.D., Myovant Sciences, Inc.

Marianne L. Romeo, Myovant Sciences Ltd.

Alan Roemer, Roivant Sciences, Inc.

John T. McKenna, Cooley LLP

Alison Haggerty, Cooley LLP

Marc D. Jaffe, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM